SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

March 31st, 2016

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01 (the “Resolution”), Credicorp Ltd. complies with notifying you of the following Material Event.

Credicorp’s Annual General Meeting of Shareholders, in its session held on March 31st, 2016, agreed on the following matters:

1.	To approve the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31st, 2015, including the report of the independent external auditors of the Company thereon Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers; and

2.	To appoint Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers, as the independent external auditors of the Company to hold office for the financial year 2016, and to delegate the approval of the auditor’s annual fees to the Board of Directors, which in turn can delegate this faculty to its Audit Committee.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales	/s/ Miriam Böttger
Legal Representative	Stock Market Representative
Credicorp Ltd.	Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31st, 2016

CREDICORP LTD. (Registrant)

By: /s/ Guillermo Morales	By: /s/ Miriam Böttger
Guillermo Morales	Miriam Böttger
Authorized Representative	Authorized Representative